NEW FRONTIER ENERGY, INC.
                      P.O. Box 298, Littleton, CO 80160-0298
                                                               TEL: 303-730-9994
                                                               FAX: 303-730-9985



February 15, 2006



United States Securities and Exchange Commission
Division of Corporation Finance
April Sifford, Branch Chief & Sandy Eisen
100 F. Street, N.E.
Washington, D.C. 20549

RE:      New Frontier Energy, Inc.
         Form 10-KSB for the fiscal year ended February 28, 2005
         SEC File No:  0-05742

Dear Ms. Sifford:

This letter is in response to your letter dated February 13, 2006 (the "February 13 Letter"), which was faxed to Paul Laird, the President of New Frontier Energy, Inc. ("NFE" and "Company"). The February 13 letter was further clarified by a conference call on February 14, 2006 where it is understood that the February 13 letter addressed prospective filings and an amendment to the 10-KSB for the fiscal year ended February 28, 2005 would not be required.

We are producing and selling gas in the current fiscal year and accordingly, proved reserves will be reported in accordance with Regulation S-X, Rule 4-10, when the Company files the Form 10-KSB for the fiscal year ending February 28, 2006. The Company and its management acknowledges the following:


     o the Company is responsible for the adequately and accuracy of the disclosure in NFE's filings with the SEC;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or if I may be of any further assistance, please do not hesitate to contact me at the above-referenced telephone number or via email at lbates@nfeinc.com.
Sincerely,

New Frontier Energy, Inc.


By: /s/ Les Bates
    ----------------------
     Les Bates, Chief Financial Officer

C:       Schlueter & Associates, P.C.
         Attn: Henry F. Schlueter